Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Patrick S. Sinclair * Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

September 30, 2021

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:

Youdao, Inc.
Form 20-F for the Year Ended December 31, 2020 Filed April 28, 2021
Form 6-K filed August 19, 2021
File No. 001-39087

Attn:	Division of Corporation Finance
Office of Trade & Services

VIA EDGAR

Dear Amy Geddes and Lyn Shenk:

Youdao, Inc. (“Youdao” or the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 23, 2021 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 and the Form 6-K filed on August 19, 2021.

The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses.  The Company expects to provide its responses to the Comment Letter no later than October 22, 2021.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

If you have any questions, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com) of Davis Polk & Wardwell LLP, the Company’s U.S. legal counsel.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc:	Li He Kevin Zhang
Davis Polk & Wardwell LLP

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